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                              April 8, 2023

       Barry Parmiter
       Chief Executive Officer
       Mercer Bancorp, Inc.
       1100 Irmscher Blvd
       Celina, Ohio 45822

                                                        Re: Mercer Bancorp,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 10,
2023
                                                            File No. 333-270445

       Dear Barry Parmiter:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. In light of recent market events and activities within the banking sector, please revise your disclosures in the
Business, Risk Factors, Management   s Discussion and Analysis and
                                                        Quantitative and
Qualitative Disclosures about Market Risk sections, where appropriate, to address any material
impact these events and activities have had on your financial condition, operations,
customer base, liquidity, capital position and risk profile. For example, consider the
need to further expand your discussion of interest rate risk and asset/liability
management policies and discuss any changes management has undertaken in response to the
recent events. If available, consider supplementing your qualitative disclosure with
additional quantitative details in order for an investor to understand changes to your
liquidity position, activities, trends and market driven impacts as of a
 Barry Parmiter
FirstName   LastNameBarry Parmiter
Mercer Bancorp,   Inc.
Comapany
April       NameMercer Bancorp, Inc.
       8, 2023
April 28, 2023 Page 2
Page
FirstName LastName
         more recent date.
2. We note from your risk factor on page 20 that your business is subject to cybersecurity risks. To the extent cybersecurity risks are material to your business, please disclose the
         nature of the board   s role in overseeing your cybersecurity risk
management, the manner
         in which the board administers this oversight function and any effect this has on the
         board   s leadership structure.
3. We note your disclosure in several sections of the prospectus stating that you "began implementing an indirect automobile lending program." Please revise your disclosure to address any material risks related to the implementation of this new program in the risk factors section, briefly describe the program in your business section, and describe any material regulations applicable to you as a result of opening this program.
4. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Robert Arzonetti at (202) 551-8819 to discuss how to submit the materials, if any, to us for our review.
Cover Page

5. We note that you are making the subscription offer to eligible depositors. Please disclose on the cover page the minimum balance required to be eligible to participate in the offer, if any, or state that no minimum balance is required.
Risk Factors, page 13

6. We note your disclosure that approximately 25% of your loans are agricultural real estate loans and 62.6% of your loans are one- to four- family residential mortgages in Darke
         County, which is one of the top agricultural producers in Ohio. Please consider adding a separately captioned risk factor to describe material risks to investors given your dependence on agricultural land loans and home mortgages in the geographical area dependent on agriculture.
7.       Based on your disclosure on page 62, it appears that as of of December
31, 2022
         approximately 58% of your loans due after December 31, 2023 were adjustable rate loans. Please add a separately captioned risk factor addressing material risks to investors resulting from high concentration in adjustable rate loans or advise. We have a high concentration of loans secured by real estate in our market area, page 13

8. Please disclose whether your local market area has experienced any material declines in real estate values during the last year or a material increase in the number of foreclosures.
Fluctuations in market interest rates could reduce our profits and asset values, page 15
 Barry Parmiter
FirstName   LastNameBarry Parmiter
Mercer Bancorp,   Inc.
Comapany
April       NameMercer Bancorp, Inc.
       8, 2023
April 38, 2023 Page 3
Page
FirstName LastName


9. We note your disclosure here and in several other sections of the prospectus that you have
         "attempted to sell conforming, fixed-rate residential mortgages ... to help limit [your]
         interest rate risk exposure and generate fee income." Please clarify the following:
             disclose if these attempts are part of your management of market risk strategy as described on page 54,
             clearly state here if you were successful in this attempt to sell conforming, fixed-rate residential mortgages, and if so, quantify the number or percentage of mortgages sold, and
             clarify if you sold more mortgages in addition to the the ones described on page 66 where you state that "[d]uring the years ended September 30, 2022 and 2021, [you]
              sold one- to four-family residential real estate loans of $2.5 million and $3.3 million, respectively, and recorded gains on sale of loans of $52,600 and $99,800, respectively."
Management
Business Background of Our Directors and Executive Officers, page 88

10. Please revise the business background information for Messrs. Boley and Keiser to detail their business experience in the last five years, including specific positions held and names of organizations/corporations, in which such occupations and employment were carried out. Refer to Item 401(e)(1) of Regulation S-K.
Executive Compensation, page 91

11. Please include a short description of the compensation included in the bonus and all other compensation columns of the summary compensation table.
Employment Stock Ownership Plan, page 93

12. We note your disclosure here that you intend "to adopt an employee stock ownership plan, effective January 1, 2023." Please update your disclosure to reflect the most recent date.
         If you have already adopted the stock ownership plan, please revise your disclosure to describe its material terms and file the plan as an exhibit to the registration statement, or advise.
The Conversion and Stock Offering, page 98

13. We note that the affirmative vote of a majority of the total votes eligible to be cast by the members of Mercer Savings Bank is required to approve the plan of conversion and the establishment and funding of the charitable foundation. Please disclose when you plan to conduct these votes, how the timing of the votes relates to the timing of the effectiveness of the registration statement, and how you will conduct the votes (for example, by proxy statement). Please also briefly describe what types of matters currently require member approval under "Effect on Voting Rights of Members" on page 100.
 Barry Parmiter
Mercer Bancorp, Inc.
April 8, 2023
Page 4
Determination of Share Price and Number of Shares to be Issued, page 100

14. Please briefly summarize the primary differences between you and the peer group used by
      FinPro Capital Advisors, Inc. in the valuation analysis and the reasons for the downward adjustments made for financial condition, balance sheet growth, market area, and liquidity, as discussed on page 102. In addition, please disclose what companies are included in the peer group.
Description of Capital Stock of Mercer Bancorp, page 125

15. Consistent with your risk factor disclosure on page 24, please briefly discuss the exclusive forum provision contained in Article 12 of the articles of incorporation.
Financial Statements of Mercer Savings Bank, page F-1

16. Please revise to label as Unaudited the columns in financial statements related to each of the unaudited periods presented, as well as unaudited information presented in each of the footnotes to clearly distinguish between audited and unaudited financial information.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact John Spitz at (202) 551-3484 or Amit Pande at (202) 551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or Tonya Aldave at (202) 551-3601 with any other questions.



                                                            Sincerely,
FirstName LastNameBarry Parmiter
                                                            Division of
Corporation Finance
Comapany NameMercer Bancorp, Inc.
                                                            Office of Finance
April 8, 2023 Page 4
cc:       Elizabeth Cook, Esq.
FirstName LastName